

July 14, 2014

Via E-mail
Mr. Jeffrey J. Lasher
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

> **RE:** **Crocs, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed May 1, 2014**
> **File No. 0-51754**

Dear Mr. Lasher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis

Results of Operations, page 39

2. We note your presentation and discussion of comparable store sales. Please disclose in future filings whether your online sales are included or excluded from your determination of comparable stores sales. If online sales are included in comparable store sales, please address the extent to which online sales impacted the increase or decrease in comparable store sales from period to period.

Non-GAAP Financial Measures, page 55

3. We note that you present full non-GAAP income statements. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures, and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will revise your presentation to provide relevant information to investors without providing full non-GAAP income statements in future filings. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Form 10-Q for the Period Ended March 31, 2014

Note 12. Series A Preferred Stock, page 14

4. We note that the conversion rate is subject to customary anti-dilution and other adjustments. Please disclose the nature of the other adjustments that would impact the conversion rate of the preferred stock. Please also tell us what consideration you gave to these anti-dilution and other adjustments in determining the appropriate accounting for the preferred stock pursuant to ASC 815-40, including your consideration of whether the adjustments would preclude the conversion feature from being considered indexed to your stock.

Management's Discussion and Analysis

Liquidity and Capital Resources

Repatriation of Cash, page 34

5. Your board of directors recently approved a foreign cash repatriation strategy. As part of this strategy, you have repatriated approximately $90 million for which income taxes have already been accrued for or repaid. You maintain approximately $52 million of foreign earnings for which tax has previously been provided and which has not been

repatriated at this time. Please reconcile these amounts with the amounts presented on page 60 of your Form 10-K in which you state that you intend to repatriate $165 million of foreign cash by the end of 2014. Please tell us what countries and corresponding amounts have been repatriated or that you plan to repatriate pursuant to your foreign cash repatriation strategy. Please tell us the remaining amount of unremitted earnings as of March 31, 2014 by country that you have determined are permanently reinvested as well as your basis for determining these amounts should be considered permanently reinvested pursuant to ASC 740-30-25-17. Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief